UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This 8-K/A is being filed to update the Current Report on Form 8-K filed on November 10, 2008 (the "Original Report") and Current Report on Form 8-K/A filed on November 19, 2008 (the "First Amended Report") by providing notice that the auditor-client relationship between Ernst & Young LLP and the Company ceased upon the delivery of their report in connection with the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Item   4.01 Change in Registrant's Certifying Accountant.

On November 4, 2008, the Audit Committee of the Board of Directors of ExpressJet Holdings, Inc. (the "Company") dismissed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm starting with the annual audit for the calendar year ending December 31, 2009. In the First Amended Report, the Company disclosed that it had received a letter from Ernst & Young in which that firm concurred with the statements made in the Original Report. The reports of Ernst & Young on the financial statements of the Company for the years ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. With the filing of the Company's Annual Report, Ernst & Young's dismissal has become effective. As disclosed in the Current Report on Form 8-K dated November 26, 2008, the Company has engaged KPMG LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009.

During the Company's two most recent fiscal years and subsequent interim period through the date of this filing, there have been no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to the subject matter of such disagreements in their reports on the financial statements for such years. Further, there have been no reportable events as defined under Item 304 of Regulation S-K.

The Company provided Ernst & Young with a copy of this Current Report of Form 8-K/A and requested that Ernst & Young furnish the Company with a letter addressed to the Securities Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of Ernst & Young's letter indicating agreement with the above statements in this Current Report on Form 8-K/A is attached hereto as Exhibit 16.1 and incorporated by reference into this Item 4.01.

Item   9.01 Financial Statements and Exhibits.

Exhibit   16.1

Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated March 6, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: March 6, 2009   /s/ Phung Ngo-Burns
Phung Ngo-Burns
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

16.1   Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated March 6, 2009.